OMINTO, INC.

November 6, 2015

VIA EDGAR and EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Courtney Haseley, Esq.

Ominto, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 27, 2015 File No. 333-207005

Dear Ms. Haseley:

This letter is submitted by Ominto, Inc. (the “Company”) in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated November 5, 2015 (the “Comment Letter”), relating to Amendment No. 1 to Registration Statement on Form S-1 filed October 27, 2015 (the "Form S-1") (the "Filing”). For the convenience of the Staff, we have restated in this letter each of the Staff’s comments as set forth in the Comment Letter and numbered each of its responses to correspond therewith.

1. "We note your response to comment 1 and that your offering will commence prior to the company’s listing on The NASDAQ Capital Market. We further note, based on conversations with company counsel, that you intend to offer your shares at a price range related to the last reported sale price of your common stock on the OTC Pink Marketplace, but not necessarily at such market price. Accordingly, please revise your prospectus to clearly state the range at which your shares will be offered. Refer to Item 501(b)(3) of Regulation S-K."

As we have discussed with you, instruction 2 to Item 501(b)(3) of Regulation S-K states that

"If it is impracticable to state the price to the public, explain the method by which the price is to be determined. If the securities are to be offered at the market price, or if the offering price is to be determined by a formula related to the market price, indicate the market and market price of the securities as of the latest practicable date".

We are asserting that it is impracticable for Ominto to state the price to the public, and in the section of the Filing entitled "Determination of Offering Price", we have revised the disclosure to explain the method by which the price is to be determined. We cannot state that the securities will be sold at market price, but have added a statement to the Filing that" the securities will be sold at or at a discount to market price". The front cover to the prospectus in the Filing has also been revised to include a recitation of the market price of the Company's common stock as of the latest practicable date.

2. "We note that you have omitted the number of registered shares, certain pricing-related information, as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed, based on the maximum number of shares offered and the mid-point of an offering range, or the number of shares to be offered on the cover. We ask that you provide this information and any other non-430A information, including information regarding your use of proceeds, terms of the warrant, duration of the offering, and dilutive effect to shareholders, as soon as practicable to allow for our review. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include all information except information you may exclude in reliance upon Rule 430A."

The Company does intend to rely on Rule 430A and believes that it has included in the Filing all of the information that is available or that can be computed, including without limitation use of proceeds, terms of the warrant, duration of the offering and dilutive effect to shareholders.

3. "We note that several referenced exhibits have not yet been filed. Please note that such exhibits must be filed by amendment prior to effectiveness. Please be advised that we will need sufficient time to review these exhibits prior to effectiveness."

The Company has filed all exhibits with Amendment No. 2 to Registration Statement.

4. “We have had material weaknesses in our internal control over financial reporting recently…,” page 5

We note your response to comment 5; however your revised disclosure is not fully responsive to our comment. As previously requested, please revise your disclosure to clarify what remains to be completed in your remediation plan. In doing so, please ensure that you discuss each of the specific remaining steps required to complete your remediation plan rather than stating generally that “[t]he Company is documenting all of the steps necessary to demonstrate Sarbanes Oxley compliance.”

The Company has added the following statement to the disclosure:

" We continue to take remedial measures to correct our internal control deficiencies and expect to devote significant resources to improving our internal controls. By way of example, we have added 2 full time positions in our accounting department with experience in process mapping, key control identification, and process improvement, which we believe will continue to improve internal controls. We also have hired a Chief Technology Officer and an EVP of Operations and Solutions Development and expect to improve our internal controls over information technology “IT” systems as they build out the IT and development team. With the additional staff, we will be able to focus on providing additional training, as well as provide adequate time for our staff to complete the control procedures which have been or will be assigned to them.

We are engaged in the process of completing and documenting each of the steps necessary to improve our internal controls. Our first step was to assess our significant processes. We have undertaken this assessment and have made an initial determination of our significant processes. We are currently engaged in the next step in this process which is to document these significant processes and design key controls for each process. Once the processes are identified, we intend to take all steps necessary to ensure that key controls are in place and working. We have started and are continuing to work through this second step and believe that many of the key controls are in place and working. For example, all of the balance sheet accounts are reconciled and reviewed on a monthly basis. We intend to engage an outside consultant to assist us in ensuring that the key controls are properly identified, assigned, performed, reviewed and independently tested.

We have installed internal controls as we identify each key control, rather than waiting until all of the controls are identified. Once we are satisfied with the key controls and their implementation, we will have our independent consultant test to confirm that they are being performed and reviewed. We expect that our outside consultant will assist us by independently evaluating the effectiveness of our controls. We anticipate completion of our assessment of processes, design and implementation of key controls and independent testing by March 31, 2016. This process will continue through the reporting of our 2016 fiscal year. We will continue to make improvements to processes and key controls as we deem necessary with the goal to achieve full compliance with required internal controls after completing our fiscal year ending September 30, 2016. Management, under direction of the Audit Committee, intends to continue to review and make changes to the overall design of the Company’s internal control processes and key controls, including implementing improvements in policies and procedures, in order to continually improve these processes and key controls in the future."

As you have discussed with our counsel, the Company would like to go effective as soon as possible.

If you require any further information, kindly contact the undersigned at 206.910.2749.

Very Truly Yours,

/s/ Thomas J. Virgin, Chief Financial Officer

cc. Ivan Braiker

Lisa Klein

Chair, Audit Committee

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